ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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April 20, 2022

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

Offering Statement on Form 1-A

Filed September 17, 2021

File No. 024-11645

Dear Mr. Regan:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s letter of April 15, 2022.

Amended Offering Statement on Form 1-A

Offering Summary, page 18

1. We noted only minor revisions in response to prior comment 1; therefore, we reissue the comment. Given your revised disclosure that you will not seek REIT status for the initial two series, please revise your summary and risk factor disclosure to explain clearly and prominently the implications for investors of not qualifying as a REIT including the impact of taxes on such investments and your competitive position.

The Summary Company Overview (in bold) and risk factor disclosures (new Risks Related to Taxation section including bold note at the beginning) as well as the “U.S. Federal Income Tax Considerations” section have been significantly amended to clearly and prominently the implications for investors of not qualifying as a REIT including the impact of taxes on such investments and your competitive position.

U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 99

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E-mail: AlmericoLaw@gmail.com

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2. It remains unclear from your revised disclosure whether you may qualify additional series as REITs. If you do not intend to do so please state that clearly. If you may do so, please address prior comment 3 as follows. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the REIT status of each other series if a particular series ceases to be a REIT. To the extent you intend that a series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT. Additionally address the risk and tax implications to investors of qualifying, or not qualifying, as a REIT.

The latest filing has been amended to reflect that the issuer may seek to qualify additional series as REITs. Also, the U.S. Federal Income Tax Considerations section and others in the have been amended with added disclosures related to the impact on the REIT status of each other series if a particular series ceases to be a REIT. The latest filing also contains a detailed explanation how the issuer believes that proposed Treasury Regulations that provide each individual series of a domestic series LLC organization the ability to seek REIT status, which also addresses the Commission’s comment related to revised disclosures clearly addressing the legal basis including any applicable Treasury Regulations on which any future series would rely to qualify such series as a REIT. Additionally, the latest filing addresses the risk and tax implications to investors of qualifying, or not qualifying, as a REIT.

Please note that a no objections letter has been received from FINRA and that the issuer is ready for qualification as soon as all Commission comments have been cleared.

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com